FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934



                        For the month of October, 2002


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.





                                  BG Group plc


                 Notification of Directors' Interests in Shares


(1)   Purchase of Shares by Employee Share Scheme Trustee


The Company has today received notification from BG Group Trustees Limited, in its capacity as Trustee of the BG Group Share Incentive Plan (the 'SIP'), that it had purchased 137,994 of the Company's Ordinary Shares of 10p each on 22 October 2002 at a price of 252.50p per share for the benefit of participants in the SIP. Following this transaction the Trustee's interests have increased to 2,842,622 Ordinary Shares (0.08% of the relevant share capital).

The Executive Directors of the Company are beneficiaries under the terms of the Trust Deed of the SIP, as with other employees, and therefore are deemed to have a potential beneficial interest in the shares acquired.

(2)   Executive Directors

On 22 October, the following Executive Directors were awarded the numbers of BG Group plc Ordinary Shares of 10p each set out below at a price of 260.05p per share under the terms of the SIP. As a result of these awards the individual interests in the ordinary share capital of BG Group plc have increased as shown.


                              Ordinary Shares             Revised Beneficial
                              Awarded                     Interest in
                              on 22 October 2002          Ordinary 10p Shares

Ashley Almanza                     288                          20,760
Frank Chapman                      288                         221,326
William Friedrich                  289                         212,685



BG Group plc
23 October 2002


website  www.BG-Group.com



                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 23 October, 2002                               By: ___Mark Edwards___

                                                     Mark Edwards
                                                     Deputy Company Secretary